4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FINANCIAL RESULTS FOR FISCAL
FIRST QUARTER 2007

WINNIPEG, Manitoba – (October 12, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today reported the results of operations for the three-month period ended August 31, 2006. All amounts referenced herein are in Canadian dollars unless otherwise noted.

“Medicure’s first quarter of fiscal 2007 was highlighted by the acquisition of the U.S. rights to AGGRASTAT®. AGGRASTAT®, Medicure’s first commercial product, provides the Company with immediate revenues and a commercial presence in advance of MC-1’s market approval,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “The second quarter of fiscal 2007 will be eventful for Medicure with the planned initiation of the MEND-CABG II study and the launch of sales and marketing efforts for AGGRASTAT® in the U.S.”

Corporate Highlights for the Quarter

The following are significant events which occurred since the last quarterly report:

  The Company announced that acquisition of the exclusive U.S. rights to AGGRASTAT Injection (tirofiban hydrochloride) from MGI PHARMA, INC. AGGRASTAT , a glycoprotein (GP) IIb/IIIa inhibitor, is used for the treatment of acute coronary syndrome (ACS) including unstable angina and non-Q-wave myocardial infarction. To finance the acquisition, the Company entered into a senior secured term loan totaling US$15,840,000 repayable over 42 months, with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation.
  The Company announced that Merck had acquired the non-North American right of first refusal on future product opportunities combining MC-1 with AGGRASTAT®. Merck, the original developers of AGGRASTAT®, maintain rights to AGGRASTAT® outside the U.S., including Europe where sales were approximately US$88 million in 2005.
  The Company announced that Duke Clinical Research Institute (DCRI) and Montreal Heart Institute (MHI) have agreed to lead the Phase III CABG study with MC-1. This study, titled MEND-CABG II, will enroll up to 3,000 CABG patients from over 120 sites throughout North America and Europe. The principal investigators for MEND-CABG II will be Dr. Robert Harrington, Professor of Medicine, and Director of Cardiovascular Clinical

  Trials at DCRI and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI.
  The Company announced that Kishore Kapoor, CA had joined the Medicure board of directors. From November 2003 to June 2005, Mr. Kapoor was Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003. Prior to founding Assante Corporation, Mr. Kapoor was a tax partner with KPMG LLP.
  The Company announced Jan-Ake Westin had been appointed as Medicure’s Vice President of Clinical Development. Mr. Westin possesses extensive clinical trial management experience, including senior management positions with clinical research organizations (CROs) i3 Research and Innovus Research Inc. Mr. Westin also has extensive pharmaceutical experience, including senior clinical research and director level roles with Astra Pharma Inc., Pharmacia & Upjohn Inc., and Pfizer/Pharmacia Corporation.
  The Company announced that Charles Gluchowski, PhD., had been appointed as Medicure’s Vice President of Research and Development. Dr. Gluchowski has held executive and senior scientific positions with several established and start-up life sciences companies including; Allergan, Inc., Synaptic Pharmaceutical Corp. (now part of Lundbeck), RiboGene, Questcor Pharmaceuticals, Inc., Ceretek, LLC, and most recently CTI Molecular Imaging (now part of Siemens).

Total revenue for the three month period ending August 31, 2006 was $280,000 compared to nil for the same period in fiscal 2006, as a result of the acquisition of AGGRASTAT® in mid-August 2006. The Company initiated product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization in the second quarter of fiscal 2007.

Research and development expenditures for the first quarter of fiscal 2007 were $2,786,000 as compared to $3,297,000 for the same quarter in fiscal 2006. As expected, research and development expenditures were lower in the first quarter of fiscal 2007 as compared to the same period in fiscal 2006 as the Company had two Phase II trials, MEND-CABG and MATCHED ongoing in the previous fiscal year, both of which have since been completed. The majority of clinical expenditures in the first quarter of fiscal 2006 were the result of increased clinical activities associated with the planning of a single confirmatory Phase III trial with MC-1, titled MEND-CABG II.

Selling, general and administrative expenditures for the first quarter of fiscal 2007 totaled $1,161,000, compared to $537,000 for the same quarter in fiscal 2006. Selling, general and administrative expenditures increased during the three month period ended August 31, 2006 as compared to the same period in fiscal

2006 primarily due to costs associated with the acquisition of AGGRASTAT®, increased business development activities and stock based compensation expense.

Interest and other income for the first quarter of fiscal 2007 was $389,000 compared to $37,000 for the same quarter in fiscal 2006. The Company reported a foreign exchange gain of $325,000 for the first quarter in fiscal 2007, compared to a loss $56,000 for the same period in fiscal 2006.

As a result of the above noted items, the financial results for the three-month period ended August 31, 2006 include a consolidated net loss from operations of $3,246,000 or $0.03 per share, compared to $$3,872,000 or $0.06 per share for the three-month period ended August 31, 2005.

At August 31, 2006 the Company had cash and cash equivalents totaling $26,818,000 as compared to $34,920,000 as at May 31, 2006.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three-month period ended August 31, 2006 is accessible on Medicure's website at www.medicure.com.

About Medicure Inc.
The Company is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com